April 12, 2007

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Keane, Inc.
Commission File No. 001-07516
Definitive Proxy Materials

Ladies and Gentlemen:

On behalf of Keane, Inc. (the “Company”), transmitted herewith for filing pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, are definitive copies of the Notice of Special Meeting of Stockholders, Proxy Statement and Proxy relating to the Company’s Special Meeting of Shareholders to be held on Tuesday, May 15, 2007. The Company expects to begin mailing these definitive proxy materials to shareholders on or about April 16, 2007.

In accordance with Rule 14a-6(h), these materials are marked to indicate changes from the preliminary materials filed by the Company with the Securities and Exchange Commission on February 27, 2007. The revised material does not contain material revisions or material new proposals that constitute a fundamental change in the proxy material.

Please call Hal Leibowitz at 617-526-6461 or the undersigned at 617-526-6430 if you have any questions or comments regarding this matter.

Best regards,

/s/ Sarah Levendusky

Sarah Levendusky

cc: John J. Leahy

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